I.	ANNEX A

Polen Capital Management, LLC

Code of Ethics

While the Firm is confident of its employees’ integrity and good faith, there are certain instances where associated persons possess knowledge regarding present or future transactions or have the ability to influence portfolio transactions made by the Firm for its clients in securities in which they personally invest. In these situations, personal interest may conflict with that of the Firm’s clients.

In view of the above, the Firm has adopted this Code of Ethics to establish reporting requirements and enforcement procedures designated to prohibit potential conflicts of interest and to comply with the provisions of SEC Rule 204A-1.

Definitions

This Code of Ethics requires certain supervised persons, called “access persons,” to report their personal securities transactions and holdings. An access person is a supervised person who has access to nonpublic information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. A supervised person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds would be considered an access person, but a supervised person would not be an access person solely because that person has nonpublic information regarding the portfolio holdings of a client that is not an investment company. Persons who are not supervised persons of the Firm would not be access persons.

The Firm’s supervised persons are its partners, officers, directors (or other persons occupying a similar status or performing similar functions) and employees, as well as any other persons who provide advice on behalf of the adviser and are subject to the adviser’s supervision and control. If the Firm’s primary business is providing investment advice, then all of its directors, officers and partners are access persons.

An access person would be considered to be a beneficial owner of any security in which he has a direct or indirect monetary interest or is held by his spouse, his minor children, a relative who shares his home, or other persons by reason of any contract, arrangement, understanding or relationship that provides him with a direct or indirect pecuniary interest.

A “reportable security” is considered to be any security, except that it shall not include securities issued by the Government of the United States or an agency thereof; money market instruments (bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments); shares of money market funds; transactions and holdings in other open-end mutual funds (unless the Firm or a control affiliate acts as the investment adviser or principal underwriter for the fund); and transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

“Purchase or sale of a security” includes, among other things, the writing of an option to purchase or sell a security. A security is “being purchased or sold” by the client from the time when a purchase or sale has been communicated to the Firm until the time when such transaction has been fully completed or terminated.

Temporary Employees

Temporary employees including contractors, temps, and interns (collectively “contractors”), will become subject to the Code of Ethics on their 91st day of association with the Company, calculated on a rolling 12-month basis. If based on their duties or job functions they meet the definition of Access Person, they will be required to comply with the personal trading and reporting requirements and will be given a copy of the Company’s Code of Ethics.

Statement of General Principles

In recognition of the trust and confidence placed in the Firm by its clients and to stress its belief that its operations are directed to the benefit of its clients, the Firm has developed and adopted the following general principles to guide its supervised persons:

1.	The interests of the clients are paramount and all associated persons of the Firm must conduct themselves in such a manner that the interests of the clients take precedence over all others.

2.	All personal securities transactions by supervised persons of the Firm must be placed in such a way as to avoid any conflict between the interest of the Firm’s clients and the interest of any supervised person of the Firm.

3.	All supervised persons of the Firm must avoid actions or activities that allow personal benefit or profit from their position with regard to the Firm’s clients.

4.	All supervised persons will remain compliant with federal securities laws.

5.	Any potential violations of this Code of Ethics must be promptly reported to the Chief Compliance Officer.

Conflicts of Interest

It is the policy of the Firm that supervised persons should be free from any direct or indirect interest, activity or entity that could possibly conflict with the interests of the Firm or its clients. Underlying this policy are two principles:

1.	No supervised person should have, or acquire, any direct or indirect interest, activity or association, which influences or interferes with, or which might or could be thought to interfere with or influence the independent exercise of his judgment in the best interest of the Firm.

2.	No supervised person should personally profit, or seek to profit, directly or indirectly, from opportunities or business information that are available to, or obtained by, him as a result of his position with the Firm.

Direct or indirect interests include agency relationships, trusts, corporations, partnerships and interests held by family members.

Prohibited Purchases and Sales of Securities

No access person shall, in connection with the purchase or sale, directly or indirectly:

1.	Employ any device, scheme or artifice to defraud;

2.	Make any untrue statement of a material fact or omit to state a material fact;

3.	Engage in any act, practice or course of business which would operate as a fraud or deceit;

4.	Engage in any manipulative practice; or

5.	Trade ahead of or in conflict with investment recommendations.

Pre-Clearance of Transactions

The Chief Compliance Officer must pre-approve in writing any investment by an access person in an initial public offering (“IPO”), private placement or a security which appears on the Company’s restricted list or watch list.

In addition, because the Company serves as an investment adviser to the Polen Funds, investments in the Funds must be pre-approved in writing and will be included on the Company restricted list.

Generally, access persons should not engage in short-term trading (i.e., buy and sell the same security in less than 60 days).

Reporting Obligation

A complete report of each access person’s securities holdings (Initial and Annual Holding Report) is required at the time the person becomes an access person (no later than 10 days after the person becomes an access person) and at least once a year thereafter. The holdings reports must be current as of a date not more than 45 days prior to the individual becoming an access person (initial report) or the date the report is submitted (annual report). Each holdings report must contain, at a minimum:

1.	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect pecuniary interest;

2.	The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit; and

3.	The date the access person submits the report.

In addition, quarterly reports are required of all personal securities transactions by access persons, which are due no later than 30 days after the close of the calendar quarter. Each transaction report must contain, at a minimum, the following information about each transaction involving a reportable security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

1.	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

2.	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

3.	The price of the security at which the transaction was effected;

4.	The name of the broker, dealer or bank with or through which the transaction was effected; and

5.	The date the access person submits the report.

In lieu of an access person providing the above annual holdings reports and quarterly transaction reports, the access person may provide the Firm with electronic access (a “feed”) to the same information.

Transactions effected pursuant to an automatic investment plan would not have to be reported. Access persons are also exempt from reporting securities held in accounts over which the access person had no direct or indirect influence or control. Any access person seeking to exempt an account managed by a third party from reporting must submit a request to the CCO in writing.

A quarterly transaction report is not required if the report would duplicate information contained in broker trade confirmations or account statements that the Firm holds in its records so long as the Firm receives the confirmations or statements no later than 30 days after the end of the applicable calendar quarter. The Chief Compliance Officer is responsible for assessing that such duplicate records are being received.

Additional Restrictions and Requirements

1.	No access person may accept a position as a director, trustee or general partner of a publicly traded company unless such position has been presented to and approved by the Firm.

2.	The Chief Compliance Officer will maintain a current listing of all access persons.

3.	The Chief Compliance Officer will review this Code of Ethics at least annually to determine the adequacy of these policies and related procedures.

Political Contributions Policy

While Contributions to Political Officials are made for a number of legitimate reasons, there is also an opportunity for abuse in certain situations, including where there are opportunities for conflicts of interest involving the Company, and certain Contributions may adversely affect the Company’s ability to have certain plan clients, particularly state and local pension plan clients. In order to protect against such potential abuses, comply with our fiduciary duties, seek to avoid even the appearance of impropriety, allow the Company to have certain plan clients and enable the Company to monitor compliance with applicable laws, the Company does not currently permit Political Contributions.

Gifts and Business Entertainment Policy

The Company, its supervised persons and members of supervised persons’ families should not accept gifts, gratuities or other items of value from or give gifts, gratuities or other items of value to an individual or organization with whom the Company has a current or potential business relationship directly related to its advisory business (“Business Relationship”), which might in any way create a conflict of interest, or which would be likely to influence decisions made by the supervised person in business transactions involving the Company. The prohibition does not apply to occasional dinners, sporting, concert or customary entertainment events and other activities, which are part of a business relationship, provided that they fall in line with the guidelines identified below. Further, personal contacts may lead to gifts of a purely nominal value, which are offered on the basis of friendship and may not raise concerns related to conflicts of interest or influence a supervised person’s decisions.

Supervised persons should use good judgment to avoid any gifts, gratuities or other items of value that place the Company in a difficult, embarrassing or conflict situation with its advisory clients. Supervised persons should discuss any questions they may have regarding gifts, gratuities or other items of value with the CCO prior to accepting such item. Only the Chief Compliance Officer is authorized to grant waivers of this policy.

The following outlines the Company’s policy on giving and receiving gifts and entertainment and is applicable to all officers, directors/members and supervised persons of the Company. As a general rule, the Company aggregates all gifts and entertainment given or received on a calendar year basis.

Gift Giving

In general, gift giving is limited to $100.00: Neither you nor members of your immediate family may give any gift, series of gifts or other thing of value, (“Gifts”) in excess of $100 per year to any client or any one person or entity that does or seeks to do business with or on behalf of the Company.

Prohibitions: (i) You are prohibited from giving cash, making loans and providing personal services or special discounts on behalf of the Company, even if these fall within the above dollar limits; and (ii) you are prohibited from giving a gift if the gift could be seen by others as engaging in bribery or a consideration for a business favor.

Charitable Contributions: You are required to receive advance approval from Compliance before making a charitable contribution on behalf of a client or financial intermediary. Approval is granted only when it is clear that the contribution is being made by the Company.

Gift Receiving

In general, receipt of gifts is limited to $100.00: Neither you nor members of your immediate family may receive any Gift(s) the value of which is estimated to exceed $100.00 per year from any single Business Relationship. You may accept a token gift only when the value involved is not material and clearly will not place you under any real or perceived obligation to the donor. Gifts are considered material in value if they influence or give the appearance of influencing the recipient. In the event the aggregate fair market value of all Gifts received by you from any single Business Relationship is estimated to exceed $100 per year, you must immediately notify Compliance.

Prohibitions: (i) You are prohibited from receiving cash, loans or personal services or special discounts unless such personal services or special discounts is pre-approved by Compliance; and (ii) the solicitation of Gifts is prohibited (i.e., you may not request a Gift, such as tickets to a sporting event, be given to you).

Travel Expenses: In general, the Company must pay for all travel and lodging expenses. For example, when the Company’s supervised person is invited to tour a company’s facilities or meet with representatives of a company, we, and not the company, must pay for your travel and lodging expenses. A Business Relationship may pay for travel amenities that are not readily ascertainable or are considered insubstantial (i.e., a shared cab fare).

Conferences and Industry Events: The Company’s supervised persons may be requested to speak at industry conferences and events. In some situations the speech or appearance involves travel, lodging, entertainment or other customary speaker amenities (Business Accommodations). If the Business Relationship offers to pay for all or a portion of the Business Accommodations and the amount exceeds the Gift and Entertainment Policy, you are required to have the payment pre-approved by Compliance.

Business Entertainment

In general, entertainment is not considered a Gift so long as such entertainment is business related (e.g., if you are accepting tickets to a sporting event, the offerer must go with you), reasonable in cost, appropriate as to time and place and neither so frequent nor so costly as to raise any question of impropriety. (Entertainment includes items such as a ticket to a sporting event or the theater, greens fees, an invitation to a reception or cocktail party or other comparable entertainment.) Entertainment that you receive requires the offerer’s attendance, and entertainment that you offer requires your attendance, and in either case is subject to:

1.	Max $300 value per supervised person, and, if applicable, max $600 value for the supervised person and the supervised person’s guest per single outing. The limits apply to the total market value cost (not face value) of the outing, including meals, travel (airfare/hotels/cars), sporting events, limo rides, etc.

2.	Aggregate value per year of all such benefits may not exceed $1,200 per Business Relationship.

Gifts and Business Entertainment Reporting

You are required to report gifts/entertainment in excess of $50 from any one Business Relationship. You are required to certify, at least annually, that any gifts and/or entertainment received from any one Business Relationship were in accordance with the policy.

ERISA Plans

The Employee Retirement Income Security Act of 1974 (“ERISA”) prohibits a “fiduciary” from receiving any consideration from a person dealing with an ERISA plan in connection with a transaction involving the assets of the plan. For purposes of this policy, all such plans are referred to as “ERISA clients.”

The Company may act as a fiduciary with respect to ERISA clients because, among other things, we provide investment management and investment advisory services to those clients. In addition, individual supervised persons of the Company who perform these functions are also considered fiduciaries for purposes of ERISA.

Technically, there is no de minimis exception to the restrictions on a fiduciary’s receipt of consideration from a person dealing with a plan. However, the DOL has provided guidance that gifts and entertainment provided to a fiduciary from one individual or entity that have an annual value of less than $250 (and that do not violate any plan policy or provision) are considered “insubstantial” and are generally not treated as violations.

In addition, the DOL guidance indicates that, in certain circumstances, a fiduciary may receive reimbursement from a party dealing with a plan for attendance at educational and training seminars and similar events. A fiduciary may also attend similar events sponsored by a party dealing with a plan, for example, a seminar about a new investment product or strategy sponsored by an investment manager or broker. In order for such payments to be permissible, a responsible plan fiduciary must determine that the reimbursed expenses (or costs of the sponsored event) would be appropriate for the plan itself to pay and the fiduciary’s determination should be in writing.

Based on the statutory restrictions described above, the Company has adopted the following policies and procedures.

General ERISA Policy

Each of the Company’s supervised persons and members of their immediate family are prohibited from giving or accepting gifts or entertainment in connection with Company ERISA clients, except as described below.

1.	The Company’s supervised person may accept gifts, meals and entertainment of nominal value in the ordinary course of Company business, provided that the aggregate value of the gifts and entertainment received by a supervised person is less than $100 annually. Gifts of nominal value include small items with logos such as pens, hats, candy, etc. The Company’s supervised persons (or members of their family) who receive a gift or gifts in excess of this limitation should return them to the giver with an explanation of Company policy. A supervised person may not solicit any gifts or entertainment from any person associated with a company that is in the business of providing services of the kind that may be used by Advisor in discharging its duties to ERISA clients.

2.	A supervised person may provide gifts and entertainment of nominal value to representatives of a ERISA client in the ordinary course of business, provided that the aggregate value of the gifts and entertainment provided to any one individual must be less than $100 annually. With respect to Taft-Hartley clients, special additional rules apply. Please contact Compliance before providing any gifts or entertainment to union clients or prospects.

3.	In limited circumstances, a supervised person may attend seminars and similar educational events that are sponsored by fiduciaries such as brokers, investment managers and custodians. A supervised person wishing to attend such an event must contact Compliance before accepting the invitation.

4.	In limited circumstances, the Company may reimburse representatives of ERISA clients for the costs of attending educational seminars and similar events. A supervised person wishing to offer such reimbursement to a representative of a ERISA client should contact Compliance before offering such reimbursement.

5.	Regardless of the amount involved, no supervised person may accept or offer cash or any cash equivalent (e.g., cash, check or electronic fund transfer) in connection with any ERISA client.

6.	If a supervised person has any question or concern related to an anticipated gift, or about this policy, the supervised person should contact Compliance.

ERISA Procedures

The receipt or provision of any gifts, entertainment or educational seminars must be documented. In accordance with law and regulatory disclosure requirements, the Company may be asked to provide such information to its ERISA clients to enable those plans to fulfill obligations under ERISA. The following procedures will assist in both compliance with the DOL guidance and maintaining proper written records.

1.	Gifts. Supervised persons must inform Compliance of any gifts equal to or in excess of $50 given to, offered by or received in connection with their employment at Advisor. Compliance will maintain a log of all such gifts.

2.	Entertainment/Meals. Supervised persons must obtain written permission from Compliance before accepting entertainment, including meals (other than modest meals and other refreshments served on site at the offices of Advisor, a client or a vendor in connection with a “working meeting”).

3.	Seminars and other Presentations. You must demonstrate, in writing, that any educational seminar or other event that you wish to attend (or wish to provide to an ERISA client) (i) had a reasonable relationship to the duties of the person attending and (ii) the expenses for such attendance would be reasonable in light of the benefits afforded a plan by such attendance and would be unlikely to compromise the attendee’s ability to carry out their fiduciary obligations. In other words, please explain why you think your (or the ERISA client’s) attendance at the event would enhance your (or the ERISA client’s) ability to serve the ERISA plans. In addition, please describe any ancillary activities connected to the conference, such as meals or cocktail receptions. Supervised persons should not assume that they may never participate in such activities, as in some cases attendance might benefit the ERISA plans in question.

4.	You must submit your documentation to Compliance before accepting any invitation to an event. An email is sufficient.

Review and Enforcement

The Chief Compliance Officer shall review all reported personal securities transactions to determine whether a violation of this Code of Ethics may have occurred. This includes reviewing for reports or trades reported late, incomplete quarterly/annual reports, and trades conducted in violation of the Code of Ethics, such as pre-clearance. Before making any determination that a violation has been committed by any person, the Chief Compliance Officer shall give such person an opportunity to supply additional explanatory material.

Review of personal securities holding and transaction reports will also include comparison of such personal trading to any restricted lists; assessment as to whether the access person is trading for his own account in the same securities he is trading for clients, and if so whether the clients are receiving terms as favorable as the access person takes for himself; periodically analyzing the access person’s trading for patterns that may indicate abuse, including market timing; investigation of any substantial disparities between the quality of performance the access person achieves for his own account and that he achieves for clients; and investigation of any substantial disparities between the percentage of trades that are profitable when the access person trades for his own account and the percentage that are profitable when he places trades for clients.

If the Chief Compliance Officer determines that a violation of this Code of Ethics may have occurred, he shall submit a written determination, together with the confidential monthly report and any additional explanatory material provided by the individual to senior management, who will determine the appropriate action in conjunction with counsel. If necessary, the Firm shall impose upon the individual such sanctions as deemed appropriate under the circumstances.

Records

The Firm shall maintain records in the manner and to the extent set forth below, and will make them available for examination by representatives of the SEC or State.

1.	A copy of this Code of Ethics and any other code which is, or at any time within the past five (5) years has been, in effect shall be preserved in an easily accessible place;

2.	A record of any violation of this Code of Ethics and any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five (5) years following the end of the fiscal year in which the violation occurs;

3.	A copy of each supervised person’s written acknowledgment of receipt of this Code of Ethics for a period of five (5) years;

4.	A copy of each report made by an access person pursuant to this Code of Ethics shall be preserved for a period of not less than five (5) years from the end of the fiscal year in which it is made, the first (2) two years in an easily accessible place;

5.	A record of any decision within the past five (5) years approving an access person’s acquisition of securities in IPOs and limited offerings; and

6.	A list of all persons who are, or within the past five (5) years have been, required to make reports pursuant to this Code of Ethics shall be maintained in an easily accessible place.

Code of Ethics Training

The Firm will provide to each supervised person a copy of this Code of Ethics and any amendments. Each supervised person is required to acknowledge, in writing, his receipt of those copies. In addition, each supervised person must annually recertify that he has re-read, understands and has complied with the code. The Chief Compliance Officer is responsible for verifying that all supervised persons acknowledge receipt. The Chief Compliance Officer is also responsible for providing supervised persons adequate training on the principles and procedures of this Code of Ethics, such as periodic orientation or training sessions with new and existing staff to remind them of their obligations under the code.

Hardship Exemption

Employees who experience unanticipated difficulties that necessitate the need to liquidate a securities holding or any other act that contradicts the above mentioned policies, must seek prior written approval of the CCO before executing any transaction that would violate the above mentioned policies. Exemptions will be decided on a case-by-case basis and the Company provides no assurance that an exemption will be granted.